CELSION CORPORATION

997 Lenox Drive, Suite 100

Lawrenceville, NJ 08648

September 16, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Jeffrey P. Riedler, Assistant Director

Re:	Celsion Corporation -- Form S-3 (File No. 333-193936)

Dear Mr. Riedler:

We are in receipt of the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated as of February 25, 2014, regarding the Form S-3 (File No. 333-193936) filed by Celsion Corporation, a Delaware corporation (the “Registrant”), on February 13, 2014 (the “Registration Statement”). Amendment No. 1 to the Registration Statement to be filed by the Registrant today under the Securities Act of 1933, as amended, contains revisions that have been made in response to comment received from the Staff in such letter.

Set forth below is the Registrant’s response to the Staff’s comment. The number associated with the heading and response set forth below corresponds to the numbered comment in the letter from the Staff.

Registration Statement on Form S-3

1.

We will not be in a position to act on a request for acceleration of your registration statement until you have included audited financial statements pursuant to Article 3-01(d) of Regulation S-X. Please be advised that if you choose to incorporate by reference your Form 10-K for the fiscal year ended December 31, 2013 which, in turn, incorporates by reference the Part III information to be included in your 2014 Definitive Proxy Statement, such Part III information would be required to be filed prior to effectiveness of your registration statement.

Response:

The Registration Statement has been revised to incorporate by reference the Annual Report on Form 10-K for the fiscal year ended December 31, 2013 filed by the Registrant with the Commission on March 13, 2014 and the Definitive Proxy Statement on Schedule 14A filed by the Registrant with the Commission on April 30, 2014 in response to the Staff’s comment.

*     *     *

As specifically requested by the Commission, the Registrant acknowledges that:

●	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●

the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to any of the matters discussed in this letter, please call the undersigned at (609) 896-9100 or Jennifer A. DePalma of O’Melveny & Myers LLP, counsel to the Registrant, at (650) 473-2670.

Sincerely,

/s/ Jeffrey W. Church

Jeffrey W. Church

Senior Vice President and Chief Financial Officer

cc:	Michael H. Tardugno, President and Chief Executive Officer, Celsion Corporation
Jennifer A. DePalma, O’Melveny & Myers LLP

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